Exhibit 99.1

Ur-Energy Maintains Lost Creek Production Schedule
While Exploring for New Discoveries - Webcast Tomorrow

Denver, Colorado (Marketwire – August 18, 2008) Ur-Energy Inc. (TSX:URE) (AMEX:URG)  (“Ur-Energy” or “the Company”) is pleased to announce today that its permitting and engineering work at Lost Creek continues to progress on schedule and a vigorous drilling program has been underway since May.

Bill Boberg, President & CEO stated, “The first half of 2008 has been significant for Ur-Energy.  We are now listed on the American Stock Exchange (“AMEX”) under the symbol URG and are very pleased to be part of the AMEX system and to be more accessible to our US-based investors.  We completed our NI 43-101 preliminary assessment on Lost Creek which demonstrates positive economics for the Lost Creek Project.  Our Source Material License Application with the Nuclear Regulatory Commission (“NRC”) and our Lost Creek Mine Permit Application with the Wyoming Department of Environmental Quality (“WDEQ”) were both deemed to be complete and have proceeded to detailed technical reviews which could be completed as early as Q4 2008.  We started an aggressive drilling program at Lost Creek to further delineate Mine Unit #1 and to design and install the monitor wells for Mine Unit #1 to enable preparation of the Application for the Mine Unit #1 Mining Permit.  There have been no changes to our projected timeframe of being able to initiate production at Lost Creek in late 2009, and the Company is committed to achieving that goal with the funds the Company currently has in the bank.  I continue to be very proud of the exceptional effort of our superb production, geology and exploration teams in moving our projects forward.”

Management of Ur-Energy invites you to join them for a Webcast at 11:00 AM Eastern Time, tomorrow, Tuesday, August 19, 2008, to update interested shareholders on its uranium project activities.  This call is being webcast by ThomsonReuters.  Instructions for joining the Webcast are as follows:

Date: Tuesday, August 19, 2008
Time: 11:00 AM Eastern Time
Individual Investor Access: www.ur-energy.com or www.earnings.com
Institutional Investor Access:  www.streetevents.com (password required)
Dial-In Numbers:    Toll Free - 1-888-713-4216
International - 1-617-213-4868
Passcode:  15300807

Pre-Registration:

https://www.theconferencingservice.com/prereg/key.process?key=P68YYPXTL

HIGHLIGHTS
Corporate

Ur-Energy was listed on AMEX under the symbol “URG” on July 24th.  The Company continues to be listed on the Toronto Stock Exchange (“TSX”) under the symbol “URE”.

Ur-Energy continued to expand its technical expertise by adding necessary personnel for the build-up toward construction and production starting during 2009.  The Wyoming office, which is overseeing production development, occupies a new 11,653 sq ft office space in Casper.  There are now 20 operational staff members in the Casper office.

Financial results for Q2 2008 were released on August 13, 2008 and posted to SEDAR and EDGAR.  As of June 30, 2008, the Company reported cash, cash equivalents and short-term investments totalling C$73.5 million.

Lost Creek Project

The Lost Creek uranium deposit is located four miles north of Rio Tinto's Sweetwater Mill in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometres) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 metres) and 700 feet (213 metres) in depth. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., June 15, 2006) for Lost Creek are: 9.8 million pounds of U3O8 at 0.058% as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076% as an inferred resource. In 2006, seventeen cased monitoring and pump test wells were completed on the property,  and during 2007 an additional 58 monitoring and pump test wells (for a total of 75 monitor wells) were completed.  All pump test completed to date have given encouraging results for ISR mining.

The Lost Creek Permit Area (the specific area outlined in the applications to the NRC and WDEQ) consists of 201 unpatented mining claims and one State of Wyoming lease for a total of 4,220 acres.  Throughout 2007 and 2008 Ur-Energy has increased its land position around the Lost Creek Permit Area and currently the Company controls a total of 969 unpatented mining claims and one State of Wyoming lease for a total of 20,540 acres, including the Permit Area.

Seven drill rigs are presently drilling at Lost Creek.   The drilling is to complete several phases of work on the project:

❖	Installation of pump test and monitor wells for baseline and engineering data on Mine Unit #1.
❖	Orebody delineation drill holes to better define the orebody within Mine Unit #1 for wellfield planning.
❖	Exploration drilling to define additional resources within the Lost Creek project area.

The following work at Lost Creek was completed during Q2 2008 and through July 2008 with additional work planned for the remainder of 2008:

❖	29 of 48 additional pump test and monitoring wells for Mine Unit #1 have been cased to date, with the remainder to be installed as soon as possible.
❖
A total of 181 drill holes for 109,600 feet (34,406 m) out of 400 holes planned for 2008 were completed.  The extensive delineation drilling program is to define the outer limits of mineralization for engineering wellfield design.  By the end of July 2008, a total of 241 drill holes for 146,600 feet (44,683 m) were completed.

❖	Mineralized intercepts in the 2008 drilling program continue to indicate that the mineralization at Lost Creek is commonly thicker than average mineralized roll fronts in the basin. Examples are:
o	LC0254 having a GT (grade x thickness) of 4.05 with 45.5 feet of 0.089% eU3O8

o	LC0327 having a GT of 3.36 with 40.0 feet of 0.084% eU3O8
o	LC0450 having a GT of 3.83 with 17.0 feet of 0.225% eU3O8
o	LC0457 having a GT of 1.82 with 55.0 feet of 0.033% eU3O8

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometres) to the northeast of the Lost Creek project.   The property already has over 3,700 historic drill holes defining 14 mineralized sandstone units. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., July 10, 2006) for Lost Soldier are: 5 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055% as an inferred resource.

❖	All environmental baseline studies have been completed, with baseline groundwater and meteorological data collection ongoing.
❖
The Ur-Energy production team is doing detailed geologic and engineering evaluations of the Lost Soldier project for ISR mining in preparation for the submission of Application for a Source Material License from the NRC and the Application for a Mining Permit from the WDEQ.  These applications will be prepared for submission either late Q4 2008 or early Q1 2009.

US Exploration Projects

An in-house team of four geologists in the Ur-Energy Littleton office has been doing an evaluation of the extensive well log and exploration database owned by Ur-Energy.  During 2008, exploration will be carried out on four projects:  three on 100% Ur-Energy projects and one through an exploration, development and operating venture with another company serving as the manager of the project.

❖
Since the end of 2007, more than 48,000 additional acres of on-trend mineral properties were acquired and added to the Ur-Energy US property portfolio.  The total US land holdings are now approximately 139,000 acres.

❖	New drill targets in Wyoming, based on in-house uranium exploration models, have been developed for the EN, the LC (Lost Creek) North and the North Hadsell project areas.
➢	Drill permit applications have been submitted to the WDEQ for an exploration drilling program of 125 holes to start on these projects Q3 2008.
➢	Reclamation bonding to cover the above drill permit applications will be more than US$1.0 million.
❖
The Bootheel Project LLC (formed by an exploration, development and mine operating agreement entered into with a subsidiary of Target Exploration & Mining Inc.) is in the Shirley Basin, Albany County, Wyoming, with Target acting as the operator. Target has been conducting drilling operations on the Bootheel Project since May 2008 to confirm previous drilling results and gather resource data for use in preparing an updated NI 43-101 report.

❖	The 2008 budget for exploration on 100% Ur-Energy projects in the US is approximately US$6.4 million.

Canadian Exploration Projects

Ur-Energy’s wholly owned key uranium exploration properties in Canada cover more than 153,000 acres (62,000 hectares).  The major land holdings in the Northwest Territories and Nunavut are the Screech Lake, Gravel Hill and Eyeberry Properties in the Thelon Basin, NWT; and the Bugs Property, Kivallig region, Nunavut.  In the Hornby Bay Basin Ur-Energy retains a 5% royalty on properties being operated by Triex Exploration, totalling 129,000 acres (52,000 hectares), which straddle the Nunavut/Northwest Territory boundary.

❖	Bugs property
➢	Property has several high-grade boulder trains.
➢	2007 program defined several areas of various types of uranium occurrences.
➢	2008 exploration program is underway, geologic field mapping and follow-up geochemical surveys completed during July 2008; a drill program to test selected targets to start in August 2008.
❖	Screech Lake property
➢	First Nations withdrawal areas do not include Screech Lake.
➢	Significant encouragement now to proceed in discussions and negotiations with First Nations which are ongoing.
➢	Expectation of resubmitting Land Use Permit (LUP) for drilling during 2009.
❖	The Ur-Energy budget for Canadian projects during 2008 is approximately C$2.5 million facilitated by a C$2.75 million flow-through financing completed in March 2008.

W. William Boberg, President and CEO, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information contained in this release.

About Ur-Energy

Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition, exploration and development of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the American Stock Exchange under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado USA and its registered office is in Ottawa, Ontario Canada. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; completion of Lost Creek technical reviews with NRC/WDEQ; schedule for regulatory applications for Lost Soldier; completion and timing of exploration programs) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.